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VIA EDGAR

March 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attention: Christina Chalk

Re:	Beacon Roofing Supply, Inc.

Schedule 14D-9/A filed February 20, 2025

SEC File No. 5-80234

Ladies and Gentlemen:

On behalf of Beacon Roofing Supply, Inc. (“Beacon”), we hereby submit this letter in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated February 20, 2025, with respect to Beacon’s above-referenced Schedule 14D-9/A filed on February 20, 2025, which amended Beacon’s Schedule 14D-9 filed on February 6, 2025 (as otherwise amended from time to time, the “Schedule 14D-9”). We thank you for discussing parts of your letter with us in recent weeks.

In this letter, we have recited the comment from the Staff in bold typeface and have followed the comment with Beacon’s response in ordinary typeface. Unless indicated otherwise, defined terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 14D-9.

Schedule 14D-9/A filed February 20, 2025

General

1.	Refer to comment 2 in our prior comment letter dated February 13, 2025 and your response. Item 7 of Schedule 14D-9 and Item 1006(d) of Regulation M-A require the issuer to disclose “whether or not” (emphasis added) it is engaged in any negotiations regarding the types of transactions set forth in Item 1006(d)(1)(i) or (ii). While you have advised in your response letter that you are not currently engaged in any negotiations “required to be disclosed pursuant to Item 1006(d),” you have not amended the filing to so state, as required by Schedule 14D-9 and as requested in our prior comment. Please revise the Schedule 14D-9 to provide the required disclosure.

Response:

Beacon acknowledges the Staff’s comment and is filing an amendment to the Schedule 14D-9 to eliminate these sentences in Item 7:

“The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 10, 2025

“The Company does not expect to provide an update regarding the foregoing unless and until it is engaged in negotiations that would result in a material change to the information set forth in this Statement, at which point the Company will update this Statement accordingly.”

A forthcoming amendment to the Schedule 14D-9 will disclose recent negotiations with QXO, Inc.

2.	Refer to comment 3 in our prior comment letter dated February 13, 2025. Please revise the Schedule 14D-9 to explain what is meant by a finding that the Offer is inadequate from a financial point of view. In this regard, please include the explanation provided in the last sentence of your response letter in the amended Schedule 14D-9.

Response:

As we discussed in our prior letter to the Staff dated February 20, 2025, prior to filing the Schedule 14D-9, Beacon sought financial advice from each of its financial advisors — J.P. Morgan and Lazard. In providing their inadequacy opinions, these financial advisors did not opine on the fairness, from a financial point of view, of the consideration proposed to be paid in the Offer. Instead, J.P. Morgan and Lazard each separately opined that the consideration proposed to be paid in the Offer was inadequate from a financial point of view to Beacon’s stockholders (other than QXO and any of its affiliates).

As we also noted in our prior letter, these inadequacy opinions are distinct from a fairness opinion: whereas a fairness opinion addresses whether, in the opinion of the financial advisor, an offer price is within a range of fair values to the stockholders, the inadequacy opinions of J.P. Morgan and Lazard address whether, at the time the opinions were rendered, the offer price sufficiently compensates stockholders for the value of their shares, taking into account a range of factors such as, among other things, each financial advisor’s view of the target company’s intrinsic value and whether a greater value could potentially be obtained for stockholders.

Respectfully, the Company believes that it is not required to include the language of the prior paragraph in its Schedule 14D-9 for several reasons. The disclosure would be novel and not consistent with precedent: whereas many companies in the past have obtained inadequacy opinions, we have identified none that have described in detail the nature of inadequacy opinions as compared to fairness opinions. Additionally, counsel for each of J.P. Morgan and Lazard have told us their opposition to this disclosure, and each of these banks has consent rights under their engagement letters with respect to the Company’s disclosures regarding their financial advice.

Relatedly, in recent conversation with the Staff, the Staff asked why the Company states, in the Item 5 disclosure, that the Company would pay Lazard a certain fee payable upon delivery of an opinion “as to the adequacy or fairness” of the consideration offered by QXO, Inc. The text in question is below, with emphasis added:

“The Company has retained Lazard as its financial advisor in connection with the Company’s analysis and consideration of, and response to, the Offer. The Company has agreed to pay Lazard (a) a fee of $4,000,000 for such services, which is payable upon the delivery of an opinion as to the adequacy or fairness, from a financial point of view, of the consideration to be paid to the Company or its common stockholders pursuant to a merger or sale of assets or equity securities or other interests (an “Opinion”) . . . .”

The Company’s reference to “adequacy or fairness” simply reflects the language of the engagement letter between the Company and Lazard. Specifically, Lazard’s fees are not payable on delivery of an inadequacy opinion alone, but are also payable on delivery of a fairness opinion. References to “adequacy or fairness” are commonplace in inadequacy opinion letters, particularly where banks state that they are not providing an opinion as to the “adequacy or fairness” of a proposed transaction for stockholders other than the stockholders of the target company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 10, 2025

If you have questions regarding the foregoing responses, please contact the undersigned at (212) 839-8744.

Very truly yours,

/s/ Kai H.E. Liekefett
Kai H.E. Liekefett, Sidley Austin LLP

cc:	Christine E. Reddy, Beacon Roofing Supply, Inc.

Leonard Wood, Sidley Austin LLP

Eric M. Swedenburg, Simpson Thacher & Bartlett LLP

Lee A. Meyerson, Simpson Thacher & Bartlett LLP